UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Including the associated preferred share purchase rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$709,918,814	$21,795

* Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc. for the expected consideration in the tender offer of $1.90 per share and 373,641,481 shares of outstanding common stock (including restricted shares) as of August 23, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A           Filing Party: N/A

Form or Registration No.: N/A     Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Parent”), to purchase all the outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway, Inc., a Delaware corporation (the “Company”) and UMB Bank, N.A. (collectively the “Shares” and each share thereof a “Share”), of the Company, at a purchase price of $1.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated September 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is Gateway, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 7565 Irvine Center Drive, Irvine, California 92618-2930, and its telephone number is (949) 471-7000.

(b) As of August 23, 2007, there were 373,641,481 shares of common stock, par value $0.01 per share, of the Company outstanding (including restricted shares).

(c) The Shares are traded on the New York Stock Exchange under the symbol “GTW.” The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Acer and the Purchaser” and Annex I “Directors and Executive Officers of Acer and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Certain United States Federal Income Tax Consequences,” Section 7 “Possible Effects of the Offer on the Market for Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Gateway” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Annex I “Directors and Executive Officers of Acer and the Purchaser” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Annex I “Directors and Executive Officers of Acer and the Purchaser” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 11 “Contacts and Transactions with Gateway; Background of the Offer” and Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7) The information set forth in the Section 7 “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Gateway” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in Section 9 “Certain Information Concerning Acer and the Purchaser” and Section 12 “Purpose of the Offer; The Merger Agreement; Plans for Gateway” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Section 7 “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Requirements” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Certain Litigation.

On August 27, 2007, two purported stockholder class action lawsuits related to the Offer and the Merger (as such terms are defined in the Offer to Purchase) were filed in the Superior Court of the State of California, County of Orange, James Leroy Boso v. Gateway, Inc., et al. (Case No. 07CC01354) and Williams Gosland v. Gateway, Inc., et al. (Case No. 07CC01355). Each of the suits named the Company, each of the Company’s directors and 25 unspecified “Does” as defendants. The Gosland lawsuit also named as defendant the Parent. Each of the two lawsuits allege, among other things, that the Company’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement (as defined in the Offer to Purchase) and claims that the price per share fixed by the Merger Agreement is inadequate and unfair. In addition, the Gosland lawsuit alleges that the Company and the Parent aided and abetted such alleged breach of fiduciary duty by the Company’s directors.

On or about August 30, 2007, an amended complaint was filed in the Superior Court of the State of California, County of Orange, in Rattner v. Snyder et al. (Case No. 06CC09700). The amended complaint supplements derivative claims first filed on September 6, 2006, alleging that certain of the Company’s directors breached their fiduciary duties in connection with the Company’s September 1, 2006 announcement rejecting an earlier offer by shareholder Lap Shun (John) Hui to acquire the Company’s retail operations for approximately $450 million. By the amendment, Rattner supplements those allegations, and seeks to add direct shareholder claims alleging, among other things, that the director defendants breached their fiduciary duties in approving the Merger Agreement.

Each of the lawsuits seek, among other things, class action status and to enjoin the consummation of the Offer, the Merger and the related transactions. The Company and the Parent intend to vigorously defend the actions. However, there can be no assurance as to the outcome of the litigation. An adverse preliminary of final judgment could have a material adverse effect on the completion of Offer and the Merger.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACER INC.

Dated: September 4, 2007

By:	/s/ J.T. Wang Name: J.T. Wang
Title: Chairman

GALAXY ACQUISITION CORP.

Dated: September 4, 2007

By:	/s/ J.T. Wang
Name: J.T. Wang
Title: President

EXHIBIT INDEX

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase dated September 4, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.
(g)	None.
(h)	None.